
03056430

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, FOR April 18, 2003, Series 2003-HE1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-83816~~ 333-11429
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
APR 22 2003
THOMSON
FINANCIAL

[TPW: NYLEGAL:139062.2] 15527-01274 04/17/03 05:10pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 18, 2003

SALOMON BROTHERS MORTGAGE SECURITIES VII, INC.



By:__________________________
Name: Matthew Bollo
Title: Asst Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Silent Seconds SBMS 03-HE1

WA combined LTV	82.28%
Silent Seconds	258
Current Balance of Silent Seconds	$41,688,946.37
Silent Seconds as % of Total	18.01%

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.500% - 5.999%	7	$1,070,926.99	1.40%
6.000 - 6.499	32	5,212,301.80	6.84
6.500 - 6.999	153	26,805,411.17	35.15
7.000 - 7.499	88	12,416,612.75	16.28
7.500 - 7.999	129	18,901,263.48	24.79
8.000 - 8.499	44	4,828,670.33	6.33
8.500 - 8.999	47	5,319,319.78	6.98
9.000 - 9.499	6	604,622.64	0.79
9.500 - 9.999	8	868,822.27	1.14
10.500 - 10.999	2	94,030.14	0.12
11.000 - 11.499	1	52,483.14	0.07
11.500 - 11.999	1	49,985.65	0.07
12.500% - 12.999%	1	27,970.13	0.04
Total	519	$76,252,420.27	100.00%